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                              September 19, 2022

       Rohan Ajila
       Chief Executive Officer
       Global Consumer Acquisition Corp
       1926 Rand Ridge Court
       Marietta, GA, 30062

                                                        Re: Global Consumer
Acquisition Corp
                                                            Amendment No. 5 to
Preliminary Proxy on Schedule 14A
                                                            Filed August 26,
2022
                                                            File No. 001-40468

       Dear Mr. Ajila:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Preliminary Proxy on Schedule 14A filed August 26, 2022

       Questions and Answers About the Proposals, page 4

   1. We note your response to prior comment one, and reissue in part. Please include mention that the financing
transactions are non-binding proposals, and that assuming a maximum redemption scenario,
GACQ would not have the ability to fund the acquisitions.
                                                        Highlight this
information in a separate question and answer.
       Summary of this Proxy Statement
       Parties to the Buisness Combinations
       GP Global, page 20

   2. Please provide updated financial disclosures related to GP Global here and in risk factors, to the extent
applicable.
 Rohan Ajila
Global Consumer Acquisition Corp
September 19, 2022
Page 2
The GP Global Stock Purchase Agreement
Anticipated Accounting Treatment , page 28

3. Please revise the disclosures related to the anticipated accounting treatment for the acquisition of GP Global, under both the minimum and maximum redemption scenarios, to be consistent with the disclosures on page 172.
Proposed Financing Transaction in Connection with the Business Combination, page 34

4. We note your response to prior 2. As previously requested, please revise the Proxy
         Statement to prominently explain and disclose the following:
             The reasons why you have been unable to obtain definitive financing for the acquisitions to date;
             The reasons why you intend to proceed with shareholder votes seeking approval for each acquisition prior to obtaining definitive financing;
             Whether the proposed financing transaction represents the full range of potential financing sources;
             The fact that shareholders will not have an opportunity to change their votes related to the acquisitions or to approve any alternative financing agreements that are entered into; and
             The potential risks and consequences to shareholders of voting to approve the acquisitions without knowing how they will they will be financed. Unaudited Pro Forma Condensed Combined Financial Information, page 90

5. Based on the current disclosures related to the Luminex Seller promissory note and the proposed financing transaction, please tell us, and consider the need to revise your disclosures to explain, these aspects of the transaction economics:
           Due to the fact that the Luminex acquisition is conditioned on the Company entering into definitive agreements for debt, equity or structured financing that will generate at least $180 Million in cash proceeds, clarify the purpose of the Luminex Seller promissory note and explain when and under what circumstances the note would be issued. In this regard, if the Company receives $180 million in cash proceeds from definitive financing agreements, which your disclosure indicates is a condition precedent to closing the Luminex acquisition, it is not clear why the Luminex Seller promissory note would be necessary; and
           Based on the disclosed terms of the proposed sale leaseback arrangement, explain
FirstName LastNameRohan
            why a lender wouldAjila
                                 agree to provide cash proceeds of $75 million
in exchange for
Comapany fixed
            NameGlobal    Consumer
                  assets with         Acquisition
                              an estimated         Corpof $53.5 million, as
currently presented in
                                            fair value
            the pro forma
September 19, 2022 Page 2  balance  sheet.
FirstName LastName
 Rohan Ajila
FirstName LastNameRohan    Ajila
Global Consumer  Acquisition Corp
Comapany 19,
September NameGlobal
              2022    Consumer Acquisition Corp
September
Page 3    19, 2022 Page 3
FirstName LastName
6. We note your responses to prior comments 8 and 9 and the revisions to your filing. You disclose that the acquisition of Luminex is conditioned on the Company entering into definitive agreements for debt, equity or structured financing that generate at least $180
         Million in cash proceeds and that the Luminex Seller has agreed any purchase price cash shortfall may be paid with a promissory note from the Company. Please revise your pro forma presentation to comply with the requirement in Rule 11-02(a)(10) of Regulation S-
         X to provide additional pro forma presentations which give effect to the range of possible results. Those presentations should include, but necessarily be limited to:
             The range of possible terms of the promissory note, including interest rates;
              maturities; call or put provisions; settlement alternatives, other than cash; acceleration clauses, including whether objective or subjective; and indexation, if any;
             The range of possible equity issuances and their material terms; The range of possible debt financings and their material terms; The range of possible structures financings and their material terms; and
             The    certain conditions    you reference for the potential sale
leaseback transaction.

7. For each of the items described in the preceding comment, please revise your pro forma notes to comply with Rule 11-02(a)(8) which requires that all pro forma adjustments be referenced to notes that clearly explain the assumptions involved. Please also ensure your pro forma financial statements appropriately reflect the impact of the related transactions in all appropriate periods, in this regard we the pro forma statements of operations for the six months ended June 30, 2022 do not record any interest expense related to the Luminex
         Seller promissory note.
8. In regard to the new Bonus share proposal, please revise the pro forma financial statements to address the following:
             Based on your disclosure that the issuance of the bonus shares will trigger adjustments to the exercise price of the outstanding GACQ warrants as well as to the number of shares issuable upon the exercise of the GACQ warrants, more fully explain and quantify the actual impact the issuance of bonus shares will have on the
              GACQ warrants;
             Disclose how you intend to account for the issuance of the bonus shares and provide to us your supporting accounting analysis;
             Disclose if and how the issuance of the bonus shares will impact your accounting for the GACQ warrants and provide to us your supporting accounting analysis; and
             To the extent applicable, present the impact of fair value changes to the GACQ warrants that would have resulted if the bonus shares had been issued on 1/1/21 in the annual and interim pro forma statements of operations.
 Rohan Ajila
FirstName LastNameRohan    Ajila
Global Consumer  Acquisition Corp
Comapany 19,
September NameGlobal
              2022    Consumer Acquisition Corp
September
Page 4    19, 2022 Page 4
FirstName LastName
9. We note you have included Proposal #8, in which you are seeking shareholder approval to modify the current charter provision that requires net tangible assets to exceed $5 million upon the consummation of a Business Combination. Please revise your pro forma disclosure to transparently indicate, if true, that the maximum redemption scenario presented is premised on proposal #8 passing. Please further revise your pro form presentation to depict the results that will occur if proposal #8 does not pass. Refer to
         Rule 11-02(a)(10) of Regulation S-X.
10. We note your response to prior comment 6; however, we continue to note references in the filing that indicate GP Global has an equity value of $88 million and ~8.8 million shares will be issued to acquire GP Global, for example, see pages 154, 279 and 280 and, potentially, other disclosures related to Mr. Pai.
11. Refer to note 4(I) on page 109 and note 7(G) on 112 page. We note you reclassified certain revolver debt from current to long-term in the pro forma balance sheets on pages
         93-94 and 98-99. Please disclose if you have an agreement from the lenders to extend the maturity dates of such debt beyond 12 months of the date of the pro forma balance sheet.
         If not, it is not clear how you determined the reclassifications are appropriate. Please clarify or revise.
General

12. We note the "bonus shares" you intend to issue to non-redeeming shareholders. Please revise to clarify the source of the "pool" of shares to be issued and whether non-redeeming shareholders must vote in favor of the proposals. Please also tell us how the establishment of the pool and issuance of shares will be conducted consistent with
Section 5 of the
         Securities Act.
13. We note the "adjustments" that will result from the issuance of bonus shares. Please describe those adjustments in greater detail. Provide specific quantified disclosure.
14. We note that the bonus shares are to be distributed immediately prior to the consummation of the Business Combination. As such, please revise your disclosure in your disclosure regarding the tax consequences to clearly identify and articulate the tax consequences of issuing the bonus shares in connection with the Business Combination.
15. Please revise to clarify who can receive bonus shares. For example, will it include your affiliates or other insiders who already agreed not to redeem? Also clarify the timing of the bonus share issuance and how the record date is determined.
 Rohan Ajila
FirstName LastNameRohan    Ajila
Global Consumer  Acquisition Corp
Comapany 19,
September NameGlobal
              2022    Consumer Acquisition Corp
September
Page 5    19, 2022 Page 5
FirstName LastName
16. Where you discuss the bonus shares and establishment of the pool, also revise to discuss the financial interests of your affiliates in encouraging shareholders not to redeem their shares in connection with the transactions. Ensure your disclosure regarding the bonus shares is balanced with, for example, equally prominent disclosure regarding these interests, the uncertainty of the financing and inability to complete a PIPE financing, and recent results of operations and financial condition of the targets, such as the recent financial condition of Luminex.
17. Regarding Proposal 8, where you include disclosure throughout your document about maximum redemption scenarios, please ensure that such disclosure assumes that articles are amended to lift this cap and consequences if such approval is not obtained.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Andi Carpenter at 202-551-3645 or Anne McConnell at 202-551-3709
if you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Geoffrey Kruczek at 202-551-3641
with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing
cc:      Mitchell Nussbaum